Tora Trading Services, LLC

(SEC ID. No. 8-66925)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2020 and
Report of Independent Registered Public Accounting
Firm

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Security and Exchange Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	..........12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66925

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tora Trading Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Avenue, Suite 205
(No. and street)

Burlingame	California	94010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Catuna (415) 546-2293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

50 W San Fernando St., Suite 500	San Jose	California	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Catuna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Tora Trading Services, LLC. as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer.

Paul J Catuna 2/25/21
Signature Date

Chief Financial Officer
Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2021, Paul Catuna proved to me on the basis of satisfactory evidence to be the persons who appear before me.

See attached
Notary Public



JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2021 by Paul James Catuna JR,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DORENE T. LOPEZ
Notary Public - California
Santa Clara County
Commission # 2248488
My Comm. Expires Jul 1. 2022

Signature (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

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TORA TRADING SERVICES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]		Report of Independent Registered Public Accounting Firm.
[x]	(a)	Facing page.
[x]	(b)	Statement of Financial Condition.
[x]	(c)	Statement of Income.
[x]	(d)	Statement of Cash Flows.
[x]	(e)	Statement of Changes in Member's Equity.
☐	(f)	Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
[x]	(g)	Computation of Net Capital.
[x]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
☐	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
[x]	(l)	An Oath or Affirmation.
[x]	(m)	A copy of the SIPC Supplemental Report (filed separately).
[x]	(n)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tora Trading Services, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tora Trading Services, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in supplemental schedules (g) and (h) listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino[LLP]
San Jose, California

We have served as Tora Trading Services, LLC's auditor since 2016.

February 25, 2021

TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets

Cash and cash equivalents	$ 2,452,842
Due from member	1,538,589
Due from broker	4,020
Prepaid expenses and other assets	62,957
Property and equipment - net of $219,151 accumulated depreciation	77,653
Lease - right of use - net of $5,450 accumulated depreciation	234,646
Total assets	$ 4,370,707

Liabilities and Member's Equity

Note payable	$ 428,400
Accounts payable and accrued expenses	365,864
Accrued compensation	364,546
Lease liability	262,480
Total liabilities	1,421,290
Member's equity	2,949,417
Total liabilities and member's equity	$ 4,370,707

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

Revenues:	
Service	$ 2,890,183
Commissions	4,542,724
Total revenues	7,432,907
Expenses:	
Compensation	5,551,533
Cost of commissions	449,403
Soft dollar expenses	326,984
Rent	274,555
Research fees	191,970
Telecom	89,502
Travel and entertainment	42,270
Regulatory fees	22,192
Professional fees	25,207
Depreciation and amortization	38,636
Other operating expense	158,955
Total expenses	7,171,207
Net income	$ 261,700

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

Member's equity - January 1, 2020	$ 2,028,629
Stock-based compensation	659,088
Net income	261,700
Member's equity - December 31, 2020	$ 2,949,417

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flow from operating activities:		
Net income	$	261,700
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		38,636
Stock-based compensation		659,088
Changes in assets and liabilities:		
Due from member		(855,084)
Due from broker		(2,479)
Prepaid expenses and other assets		9,098
Accounts payable and accrued expenses		193,592
Accrued compensation		195,871
Leases - right of use		207,586
Lease liability		(221,435)
Net cash provided by operating activities		486,573
Cash flows from investing activities:		
Purchase of property and equipment		(26,714)
Net cash used in investing activities		(26,714)
Cash flows from financing activities:		
Borrowings under note payable		428,400
Net cash provided by financing activities		428,400
Net increase in cash and cash equivalents		888,259
Cash and cash equivalents - beginning of year		1,564,583
Cash and cash equivalents - end of year	$	2,452,842

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

1. Organization

Tora Trading Services, LLC (the "Company") is organized as a Delaware limited liability company and operates in the United States. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, and does not owe any money or securities to customers. The Company is wholly owned by Tora Trading Services Limited, a Cayman Islands company (the "Member"). The Member is a wholly owned subsidiary of Tora Holdings, Inc. (the "Parent Company" or "Tora Holdings"), a Delaware corporation. Tora Holdings is a provider of execution and trade order management systems for hedge funds, asset managers, and proprietary trading desks. The Member delegates certain services to the Company, including outsourced trading. The Company refers trades to Tora Trading Services Limited, Hong Kong, a wholly owned subsidiary of the Member, and other non-affiliated broker dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements of the Company have been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's results of operations and financial position could differ significantly from the financial position and results that would have been achieved if the Company was not owned by the Member and Tora Holdings.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Service Revenue — The Company earns revenue by providing its Member services. The Company earns cost plus 5% for expenses incurred in the ordinary course of business and cost for certain other expenses such as employee bonuses and stock based compensation. Revenue is recognized at the time the expenses are incurred.

Commission Revenue — The Company derives revenue from commissions which are earned when the Company executes trades as a broker for end users. Commissions are recorded on a trade date basis, which is when the Company's performance obligations in generating the commissions have been substantially completed. It is the Company's judgment that the geographical location and contracts of the end users do not affect the nature, timing, or certainty of revenue or cash flow, and therefore do not warrant disaggregation.

Cash and Cash Equivalents — The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less at acquisition, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Due from Member — The Company collects service revenue from the Member. The Company considers Due from Member to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Due from Broker — The Company collects commission revenue from its prime broker once the trades it executes are settled. The Company considers Due from Broker to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment — Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets.

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, the amount due from broker, accounts payable and accrued liabilities approximate fair values because of the short-term maturities and/or liquid nature of these assets and liabilities. Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

3.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $1,270,218, which exceeded the minimum requirement by $1,020,218. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 0.93 to 1.

4. Leases

The Company leases office space under non-cancelable operating leases with various expiration dates through 2022. Some of the leases include options to extend the leases for up to 2 years, but the Company is not reasonably certain that it will exercise the option. Supplemental balance sheet information related to leases is as follows:

Operating Leases	
Operating lease - right of use asset	$ 234,646
Operating lease liability - current	147,927
Operating lease liability	114,553
Total operating lease liability	$ 262,480
Finance Leases	
Finance lease - right of use asset (net)	$ -

The components of lease expense are as follows:

Operating lease cost	$227,018

Supplemental cash flow information related to leases is as follows:

Operating cash payments for operating leases	$232,435

At December 31, 2020, the Company had a weighted average remaining lease term of 2.4 and 1.3 years for its operating and financing leases, respectively, and a weighted average discount rate of 2.9% for its operating leases.

Maturities of the Company's lease liabilities are as follows:

Year ending	Operating Leases
2021	$ 153,077
2022	115,991
Thereafter	-
Total future lease payments	269,068
Less imputed interest	(6,588)
Total lease liability	$ 262,480

5. **Note Payable**

On April 18, 2020, the Company received loan proceeds from a promissory note issued by First Republic Bank in the aggregate amount of $428,400, pursuant to the Payment Protection Program (the "PPP") established under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, which was enacted March 27, 2020.

The term of the loan is two years, maturing on April 18, 2022 and bearing interest at a rate of 1% per annum, payable monthly commencing on April 2021. The loan may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefit, rent, and utilities, among other items. The Company used the entire loan proceeds on qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. While management believes its use of the proceeds meets the conditions for forgiveness of the loan, it cannot be assured that forgiveness will be granted nor has forgiveness been requested.

6. **Stock-Based Compensation**

Stock Options

Under the Tora Holdings 2010 Equity Incentive Plan ("2010 Plan") and the Tora Holdings 2020 Equity Incentive Plan ("2020 Plan"), the Parent Company grants stock options to employees of the Company. The Parent Company may grant stock options to employees under the 2020 Plan. No more stock options may be granted under the 2010 Plan. The Company records the related expense amounts in compensation expense. Generally, stock options granted under the plan vest 25% one year from the date of grant and the remainder vest at a rate of 2.08% per month thereafter; however, the options granted in 2020 are all fully vested. All options expire 10 years from the date of grant.

The following table summarizes stock option activity for employees of the Company:

	Options Outstanding	Weighted Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2020	497,850	$ 4.38	
Granted	410,550	3.92	
Exercised	-	-	
Cancelled	(232,450)	4.09	
Outstanding at December 31, 2020	675,950	$ 4.17	7.40
Options exercisable at December 31, 2020	644,700	$ 4.18	7.34

At December 31, 2020, all outstanding options have either vested or are expected to vest. The weighted average grant-date fair value was $1.69. At December 31, 2020, there was $46,563 of unrecognized compensation cost related to stock options, which will be recognized over the remaining weighted-average vesting period of 2.5 years. In 2020, the Company recognized $659,088 of compensation costs related to stock options.

The cost of stock options is determined using the Black-Scholes option pricing model on the date of grant. The table below summarizes the weighted-average assumptions used during 2020:

Risk-free interest rate	0.4%
Expected lives (in years)	5.0
Dividend yield	-
Expected volatility	45.8%
Fair value	$ 1.56

7. Employee Benefit Plan

The Company's 401(k) profit sharing plan covers all employees who are over the age of 21 and will be employed for at least 1,000 hours of service per year of eligibility. The plan provides for matching employee contributions of 100% of the elective deferral which does not exceed 5% of compensation up to $3,500, and up to $6,000 per employee if certain financial targets are met. Employer contributions vest immediately for employees hired before April 1, 2013 and over four years for employees hired from April 1, 2013 through December 31, 2019. All employer contributions vest immediately commencing January 1, 2020. For the year ended December 31, 2020, the Company made contributions to the plan of $68,486 during the year and $86,586 of additional contributions will be made to employees subsequent to the year ended December 31, 2020 for meeting financial targets. The additional amount is reflected in accrued compensation in the Statement of Financial Condition.

8. Subsequent Events

The Company evaluated subsequent events through February 25, 2021, the date the financial statements were available to be issued.

* * * * * *

SUPPLEMENTAL INFORMATION

TORA TRADING SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Net Capital --

Total member's equity	$ 2,949,417
Less: Nonallowable assets:	
Due from member	1,538,589
Prepaid expenses and other assets	62,957
Property and equipment (net)	77,653
Total nonallowable assets	1,679,199
Net Capital Before Haircut	1,270,218
Less: Haircut on securities	-
Net capital	1,270,218
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,186,644 or $250,000 whichever is greater	250,000
Excess Net Capital	$ 1,020,218
Aggregate indebtedness	1,186,644
Aggregate indebtedness to net capital	0.93

There were no material differences between the above computation and the computation included in the Company's unaudited December 31, 2020 FOCUS Report.

TORA TRADING SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.



Tora Trading Services, LLC
1440 Chapin Avenue, Suite 205
Burlingame, CA 94010
Tel +1 (650) 513-6700
Fax +1 (650) 284-2117

Tora Trading Services, LLC's Exemption From SEC Rule 15c3-3

We as members of management of Tora Trading Services, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k): (2)(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) and (2) we met the identified exemption provisions from January 1, 2020 to December 31, 2020 without exception.

Paul J. Catuna
Chief Financial Officer

February 25, 2021

San Francisco   Tokyo   Hong Kong   Singapore   New York   Jersey   Sydney   www.tora.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE REPORT ON EXEMPTION FROM SEC RULE 15c3-3 OF
TORA TRADING SERVICES LLC
FOR THE YEAR ENDED DECEMBER 31, 2020

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

We have reviewed management's statements, included in the accompanying Tora Trading Services, LLC Report on Exemption From SEC Rule 15c3-3 for the year ended December 31, 2020, in which (1) Tora Trading Services, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP

Armanino^LLP
San Jose, California

February 25, 2021



An independent firm
associated with Moore
Global Network Limited



<center>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE
OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)</center>

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Tora Trading Services, LLC (the "Company"), and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Armanino LLP
Armanino^{LLP}
San Jose, California

February 25, 2021